EDAP TMS S.A. REPORTS 2003 THIRD QUARTER FINANCIAL RESULTS

-UDS Division Continues Record Breaking Year -
- Company Continues to Manage Cash Flow and Narrows Burn Rate -

Vaulx-en-Velin, France, November 5, 2003-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the third quarter ended September 30, 2003.

The Company’s revenues for the third quarter of 2003 were EUR 4.7 million compared to EUR 4.1 million in the same quarter of 2002. Third quarter revenues included the sale of ten lithotripsy machines. Total revenues for the nine months ended September 30, 2003 were EUR 13.9 million compared to EUR 14.0 million in the same period of 2002, partially due to the decrease in TUMT manufacturing revenues.

The Company’s gross margin, for the third quarter of 2003 and for the nine months ended September 30, 2003, were 31% and 34%, respectively, versus 38% and 41% for the same periods in 2002. The decrease, year over year, is partially related to the strong Euro and the decrease sequentially is primarily due to lower than expected revenues in the Company’s HIFU division.

The Company’s expenses in the third quarter of 2003 were EUR 2.6 million and were EUR 8.6 million for the nine months ended September 30, 2003, which was below budget.

The Company’s operating loss was EUR 1.2 million in the third quarter of 2003 compared to EUR 1.8 million in the third quarter of 2002 and was EUR 3.9 million in the nine months ended September 30, 2003 compared to EUR 3.4 million in the same period of 2002, partially due to the strong Euro.

As of September 30, 2003, the Company had EUR 12.0 million in cash and cash equivalents, or EUR 1.53 per diluted share, which reflects the Company’s continued focus on cash management. Net book value is EUR 23.7 million, or EUR 3.03 per diluted share.

Philippe Chauveau, EDAP TMS's Chairman and CEO, commented, “While the overall third quarter results are in line with expectations, the results by division show a different situation.

HIFU division:

“The results of the Company’s HIFU division did not meet expectations in terms of either revenues or number of treatments performed. The third quarter included several challenges, including continuing weakness in Italy and delayed orders elsewhere. Per the conditions placed on the HIFU division by the board of directors, the board met on October 21, 2003 to review the milestones expected from this business in order to give directives and determine changes so as to retain the overall goals of the Company.

“However, even with these challenges, we continue to be optimistic about the future of HIFU as we see increases in recognition and acceptance of HIFU in Europe at both the patient and physician level. Additionally, there were positive events that occurred during the quarter that have yet to positively impact the income statement of the HIFU division.

UDS division:

“The UDS division continued its record breaking year with a very strong third quarter which included the sale of ten lithotripsy machines, bringing the nine months number of machines sold to 27. The backlog of machines as of September 30, 2003 was seven units. The quarter continued to see an impact on revenues related to the strong Euro which, through the end of the third quarter, had a cumulative effect of EUR 1.0 million, however the division has been able to offset this impact, as compared to 2003 expectation, with an increase in expected units sold. Finally, for the UDS division, we continue to execute on our goal of leveraging our distribution platform by adding new product distribution on behalf of other companies. We anticipate announcing specifics of these new products during the fourth quarter.

“Regarding the overall business, we had expected to be able to make an announcement regarding a U.S. partner during this quarter. The search has taken longer than expected. The discussions that the Company has had have focused on the time and money required and not issues with the effectiveness of our technologies.

“In conclusion, the Company with a September 30, 2003 cash balance of just under EUR 12 million, continued to successfully implement its cash management plan with a burn rate of less than EUR 1.0 million during the quarter. Therefore, the Company expects to retain the necessary liquidity to reach the goal of overall profitability and positive cash flow as planned,” concluded Mr. Chauveau.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company’s U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company’s growth and expansion plans. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	September 30, 2003 Euros	September 30, 2002 Euros	September 30, 2003 $US	September 30, 2002 $US
Net sales of medical equipment	2,129	1,748	2,404	1,718
Net sales of spare parts, supplies and services	2,349	2,361	2,652	2,320

NET SALES	4,478	4,109	5,056	4,038
Other revenues	241	30	271	29

TOTAL REVENUES	4,719	4,139	5,327	4,067
Cost of sales	(3,308)	(2,565)	(3,734)	(2,520)

GROSS PROFIT	1,411	1,574	1,593	1,547
Research & development expenses	(792)	(753)	(894)	(740)
S, G & A expenses	(1,846)	(1,880)	(2,084)	(1,847)
Non-recurring operating expenses	-	(745)	-	(732)

Total operating expenses	(2,638)	(3,378)	(2,978)	(3,319)

OPERATING PROFIT (LOSS)	(1,227)	(1,804)	(1,385)	(1,772)
Interest (expense) income, net	35	369	40	362
Currency exchange gains (loss), net	60	(137)	67	(134)
Other income (loss), net	(3)	(27)	(3)	(27)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,135)	(1,599)	(1,281)	(1,571)
Income tax (expense) credit	14	39	16	38

NET INCOME (LOSS)	(1,121)	(1,560)	(1,265)	(1,533)

Earning per share - Basic	(0.14)	(0.20)	(0.16)	(0.20)
Average number of shares used in computation of EPS	7,781,731	7,781,731	7,781,731	7,781,731
Earning per share - Diluted	(0.14)	(0.20)	(0.16)	(0.20)
Average number of shares used in computation of EPS	7,821,195	7,821,195	7,821,195	7,821,195

NOTE: Translated for convenience of the reader to U.S. dollars at the 2003 average three months noon buying rate of 1 Euro = 1.1289 USD, and 2002 average three months noon buying rate of 1 Euro = 0.9827 USD.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars, except per share data)
	Nine Months Ended :		Nine Months Ended :
	September 30, 2003 Euros	September 30, 2002 Euros	September 30, 2003 $US	September 30, 2002 $US
Net sales of medical equipment	6,516	6,587	7,294	6,122
Net sales of spare parts, supplies and services	7,004	7,224	7,839	6,714

NET SALES	13,520	13,811	15,133	12,836
Other revenues	338	149	378	138

TOTAL REVENUES	13,858	13,960	15,511	12,974
Cost of sales	(9,245)	(8,230)	(10,348)	(7,649)

GROSS PROFIT	4,613	5,730	5,163	5,325
Research & development expenses	(2,344)	(2,176)	(2,623)	(2,023)
S, G & A expenses	(6,207)	(6,165)	(6,947)	(5,730)
Non-recurring operating expenses	-	(745)	-	(692)

Total operating expenses	(8,551)	(9,086)	(9,570)	(8,445)

OPERATING PROFIT (LOSS)	(3,938)	(3,356)	(4,407)	(3,120)
Interest (expense) income, net	42	549	47	510
Currency exchange gains (loss), net	(656)	(599)	(734)	(557)
Other income (loss), net	(164)	2,008	(184)	1,866

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(4,716)	(1,398)	(5,278)	(1,301)
Income tax (expense) credit	78	(170)	87	(158)

NET INCOME (LOSS)	(4,638)	(1,568)	(5,191)	(1,459)

Earning per share - Basic	(0.60)	(0.20)	(0.67)	(0.19)
Average number of shares used in computation of EPS	7,781,731	7,768,383	7,781,731	7,768,383
Earning per share - Diluted	(0.59)	(0.20)	(0.66)	(0.19)
Average number of shares used in computation of EPS	7,821,195	7,833,620	7,821,195	7,833,620

NOTE: Translated for convenience of the reader to U.S. dollars at the 2003 average nine months noon buying rate of 1 Euro = 1.1193 USD, and 2002 average nine months noon buying rate of 1 Euro = 0.9294 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro’s and U.S. Dollars)
	Sept. 30, 2003 Euros	June 30, 2003 Euros	Sept. 30, 2003 $US	June 30, 2003 $US
Cash, cash equivalents and short term investments	11,963	12,769	13,937	14,687
Total current assets	28,551	29,508	33,262	33,940
Total current liabilities	9,363	9,301	10,908	10,698
Shareholders' Equity	23,663	24,722	27,567	28,435

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.165 USD, on September 30, 2003 and at the noon buying rate of 1 Euro = 1.1502 USD, on June 30, 2003.

EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION NINE MONTHS ENDED SEPTEMBER 30, 2003 (Amounts in thousands of Euro’s)
	EDAP S.A. HIFU Division		TMS S.A. UDS Division		EDAP TMS HQ	Consoli-dation Impact	Total After Consolidation
Net sales of medical equipment	1,148		6,499		-	(1,131)	6,516
Net sales of spare parts, supplies and services	1,270		6,229		-	(495)	7,004
Other revenues	32		304		2	-	338

TOTAL REVENUES	2,450		13,032		2	(1,626)	13,858

GROSS PROFIT	806	33%	3,982	31%	2	(177)	4,613	34%
Research & Development	(1,172)		(177)		-	-	(1,349)
Total SG&A plus depreciation	(2,849)		(3,319)		(1,034)	-	(7,202)

OPERATING PROFIT (LOSS)	(3,215)		486		(1,032)	(177)	(3,938)